UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ________

Commission File Number 1-6028

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

LNC EMPLOYEES’
401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Lincoln National Corporation
150 N. Radnor Chester Road
Radnor, PA  19087

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

LNC Employees’ 401(k) Savings Plan

(Formerly Lincoln National Corporation Employees’ Savings and Retirement Plan)

As of December 31, 2011 and 2010, and for the Three Years Ended December 31, 2011, 2010 and 2009

With Report of Independent Registered Public Accounting Firm

LNC Employees’ 401(k) Savings Plan

(Formerly Lincoln National Corporation Employees’
Savings and Retirement Plan)

Audited Financial Statements
and Supplemental Schedule

As of December 31, 2011 and 2010, and for the
Three Years Ended December 31, 2011, 2010 and 2009

Contents

Report of Independent Registered Public Accounting Firm...	1

Audited Financial Statements

Statements of Net Assets Available for Benefits...	2
Statements of Changes in Net Assets Available for Benefits...	3
Notes to Financial Statements...	4

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year).....................................................................................................................................................................................................	14

Report of Independent Registered Public Accounting Firm

Lincoln National Corporation Plan Administrator
Lincoln National Corporation

We have audited the accompanying statements of net assets available for benefits of LNC Employees’ 401(k) Savings Plan (Formerly Lincoln National Corporation Employees’ Savings and Retirement Plan) (“the Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, and 2010, and the changes in its net assets available for benefits for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
June 28, 2012

LNC Employees’ 401(k) Savings Plan

(Formerly Lincoln National Corporation Employees’
Savings and Retirement Plan)

Statements of Net Assets Available for Benefits

	As of December 31,
	2011	2010
Assets
Investments:
Mutual funds (cost: 2011 - $323,873,481; 2010 - $321,146,403)	$352,478,150	$384,633,301
Collective investment trusts
(cost: 2011 - $156,623,824; 2010 - $107,607,401)	189,447,572	139,567,353
Common stock - Lincoln National Corporation
(cost: 2011 - $87,052,908; 2010 - $82,566,452)	77,417,914	104,942,831
Investment contracts - The Lincoln National Life Insurance Company	200,566,746	167,535,424
Wilmington Trust money market fund	7,833,623	7,499,673
Brokerage account (cost: 2011 - $10,603,267; 2010 - $5,975,731)	9,876,133	6,212,900
Total investments	837,620,138	810,391,482

Notes receivable from participants	23,235,292	20,695,266
Accrued interest receivable	348,394	186,768
Total assets	861,203,824	831,273,516

Liabilities
Net pending trades	3,926,873	3,798,012
Total liabilities	3,926,873	3,798,012
Net assets available for benefits	$857,276,951	$827,475,504

See accompanying notes to the financial statements.

LNC Employees’ 401(k) Savings Plan

(Formerly Lincoln National Corporation Employees’
Savings and Retirement Plan)

Statements of Changes in Net Assets Available for Benefits

	For the Years Ended December 31,
	2011	2010	2009
Investment income:
Cash dividends	$15,054,254	$13,343,211	$11,398,808
Interest	1,004,330	937,472	922,992
Total investment income	16,058,584	14,280,683	12,321,800

Net realized gain (loss) on sale and distribution of investments:
Mutual funds	13,813,594	3,501,927	(7,051,370)
Collective investment trusts	5,268,210	2,955,128	(338,401)
Common stock - Lincoln National Corporation	3,590,836	7,593,903	(18,408,998)
Brokerage account	(579,954)	(201,595)	-
Total net realized gain (loss) on sale and distribution of investments	22,092,686	13,849,363	(25,798,769)

Net change in unrealized appreciation (depreciation) of investments	(67,916,480)	62,471,264	156,959,743

Contributions:
Participants	45,146,330	41,210,000	41,345,261
Rollovers	7,700,104	6,815,564	2,922,379
Employer	67,543,926	62,877,589	62,649,584
Total contributions	120,390,360	110,903,153	106,917,224

Transfers from (to) affiliated plans	1,561,062	(3,666,073)	(787,886)

Distributions to participants	(62,125,498)	(55,139,000)	(56,371,079)
Administrative expenses	(259,267)	(163,613)	(80,328)
Total distributions and expenses	(62,384,765)	(55,302,613)	(56,451,407)

Net increase (decrease) in net assets available for benefits	29,801,447	142,535,777	193,160,705
Net assets available for benefits at beginning-of-year	827,475,504	684,939,727	491,779,022
Net assets available for benefits at end-of-year	$857,276,951	$827,475,504	$684,939,727

See accompanying notes to the financial statements.

LNC Employees’ 401(k) Savings Plan

(Formerly Lincoln National Corporation Employees’
Savings and Retirement Plan)

Notes to Financial Statements

1.  Description of the Plan

The following description of the LNC Employees’ 401(k) Savings Plan (“Plan”) is a summary only and a detailed Plan document can be obtained from Lincoln National Corporation (“LNC”) Human Resources.  The Plan is intended to be qualified under Internal Revenue Code section 401(a) by the terms and provisions of the Plan document and in operation.

Effective January 1, 2012, the Plan’s name was changed from the Lincoln National Corporation Employees’ Savings and Retirement Plan to the LNC Employees’ 401(k) Savings Plan.

The Plan is a contributory, defined contribution plan that covers substantially all employees of LNC (“Employer”) and certain of its subsidiaries who meet the conditions of eligibility to participate as defined by the Plan document.

Participants may make pre-tax contributions to the Plan.  All newly-hired or rehired employees are automatically enrolled in the Plan with pre-tax contributions being made at the rate of 6% of eligible earnings.  A participant may elect to not participate in the Plan or change the contribution rate from 6%.  A participant may also elect to reduce their earnings to make Roth 401(k) contributions to the Plan.  Roth 401(k) contributions are includable in the participant’s gross income at the time of deferral and must be irrevocably designated as Roth 401(k) contributions.  A participant may make a combination of pre-tax contributions and Roth 401(k) contributions not to exceed 50% (75% effective January 1, 2012) of eligible earnings up to a maximum annual amount as determined by the Internal Revenue Service (“IRS”) and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The Plan is subject to the provisions of ERISA.

Employer contributions are provided to the Plan.  The basic Employer match is $1.00 for each $1.00 that a participant contributes each pay period, up to 6% of eligible earnings.  The “core” or guaranteed Employer contribution is 4% of eligible earnings per pay period and is contributed to each eligible employee regardless of whether the employee elects to defer earnings into the Plan.  In addition, certain eligible employees are qualified for a “transition” Employer contribution between 0.2% and 8.0% of eligible earnings per pay period which will continue for a period of 10 years beginning on January 1, 2008.  Eligibility for transition Employer contributions is based on a combination of age and vesting years of service as provided in the Plan document with a minimum 10-year vesting service requirement for legacy LNC employees, and a minimum 5-year vesting service requirement for legacy Jefferson-Pilot employees. Eligibility for transition Employer contributions and the applicable percentage used to determine a participant’s transition contribution was established on December 31, 2007, and applies only to those who were participants as of December 31, 2007.  A participant cannot grow into transition Employer contributions.  Transition Employer contributions will cease on December 31, 2017.

Participants’ pre-tax contributions, Roth 401(k) contributions, Employer match contributions, transition Employer contributions and earnings thereon are fully vested at all times.  The core Employer contributions vest based upon years of service as defined in the Plan document as follows:

Years of Service	Percent Vested

Less than 2	0%
2 or more	100%

As a result of changes in participants’ employment statuses, $1,561,062, ($3,666,073) and ($787,886) of net transfers were made from (to) affiliated Lincoln National Life Insurance Company (“LNL”) tax-qualified retirement plans during 2011, 2010 and 2009, respectively.

Participants direct the Plan to invest their contributions and all Employer contributions in any combination of the investment options offered under the Plan.

The Employer has the right to discontinue contributions and to terminate the Plan at any time subject to the provisions of ERISA.  In the event of Plan termination, all non-vested amounts allocated to participants’ accounts will become fully vested.
Participants have the option of either receiving payment of dividends earned with respect to shares in the LNC common stock investment or having the dividends reinvested in the LNC common stock investment.

The Plan may make loans to participants in amounts up to 50% of the participant’s vested account value to a maximum of $50,000, but not more than the total value of the participant’s accounts less the highest outstanding loan balance in the previous 12-month period. Interest charged on new loans to participants is established monthly based upon a reasonable rate of interest at the then prevailing rate.  Investment income credited on loans was $1,004,330, $937,472 and $922,992 in 2011, 2010 and 2009, respectively.  Loans may be repaid over any period selected by the participant up to a maximum repayment period of 5 years except that the maximum repayment period may be 20 years for the purchase of a principal residence.

Upon termination of service due to disability, retirement, or job elimination, a participant may elect to receive either a lump-sum amount equal to the entire value of the participant’s account or an installment option if certain criteria are met; in case of death, the participant’s beneficiary makes that election. For termination of service due to other reasons, a participant may receive the value of the vested interest in the participant’s account as a lump-sum distribution. Vested account balances less than $1,000 are immediately distributable as a lump-sum under the terms of the Plan, without the participant’s consent, unless the participant has made a timely election of rollover to an Individual Retirement Account or other qualified arrangement.

Each participant’s account is credited with the participant’s contributions, Employer contributions, and applicable investment results thereon, and is charged with an allocation of administrative expenses.  Forfeited non-vested amounts may be used to reduce future Employer contributions or pay administrative expenses of the Plan. Forfeitures of $10,715, $751,056 and $3,043 were used to offset contributions in 2011, 2010 and 2009, respectively. Unallocated forfeitures were $852,009, $489,574 and $832,363 at December 31, 2011, 2010 and 2009, respectively.

2.  Summary of Significant Accounting Policies

Investments Valuation and Income Recognition

As of January 1, 2010, the TD Ameritrade broker investments (“brokerage account”) were added to the Plan’s investment options available to participants.  The brokerage account is administered by TD Ameritrade and allows participants to self-direct their contributions into mutual funds and securities within the brokerage account.  The brokerage account primarily consists of mutual funds, securities and a money market account, which are stated at fair value as discussed below.

Wilmington Trust (“Trustee”) is the trustee for the Plan.  Lincoln Alliance (“recordkeeper”) is the recordkeeper for the Plan.

As of December 31, 2011, the assets of the Plan consisted primarily of mutual funds, collective investment trusts, LNC common stock, investment contracts issued by LNL, Wilmington Trust Money Market Fund (“money market fund”) and brokerage accounts.  Marketable securities are stated at fair value based on quoted market prices in an active market at the Plan’s year end.  The investment in LNC common stock is valued at the closing sales price reported on the New York Stock Exchange Composite Listing on the last business day of the year.  Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year.  The fair value of ownership interest of the collective investment trusts is established by the Trustee using a net asset value based on fair values of the underlying investments on the last business day of the Plan year.  The money market fund, which approximates fair value, is also utilized by the Trustee to hold money that has been removed from the participants’ funds and is waiting for distribution to the appropriate participants.

As described in Financial Accounting Standards Board (“FASB”) Accounting Standards CodificationTM (“ASC”) Fully Benefit-Responsive Investment Contracts Topic, investment contracts held by a defined contribution plan that are fully benefit responsive are required to be reported at fair value and an adjustment to total net assets is required to show net assets at contact value.  The investment contracts held by the Plan are fully benefit responsive; therefore, contract value reporting is required.  In this instance, contract value approximates fair value as a result of current interest rates credited to the contracts.  Contract value represents net contributions plus interest at the contract rate.

The cost of investments sold, distributed or forfeited is determined using the specific-identification method.  Investment purchases and sales are accounted for on a trade-date basis.  Interest and dividend income is recorded when earned.

Notes Receivable from Participants

Notes receivable from participants are valued at unpaid principal balance plus any accrued interest.

Accounting Estimates and Assumptions

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).  Management is required to make estimates and assumptions affecting the amounts reported in the financial statements and accompanying notes.  Those estimates are inherently subject to change and actual results could differ from those estimates.

Fair Value Measurement

The measurement of fair value is based on assumptions used by market participants in pricing the asset.  The estimate of an exchange price is the price in an orderly transaction between market participants to sell the asset (“exit price”) in the principal market, or the most advantageous market in the absence of a principal market, for that asset, as opposed to the price that would be paid to acquire the asset (“entry price”).  Pursuant to the Fair Value Measurements and Disclosures Topic of the FASB ASC, the financial instruments carried at fair value are categorized into a three-level fair value hierarchy, based on the priority of inputs to the respective valuation technique.  The three-level hierarchy for fair value measurement is defined as follows:

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

Level 2 – Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  The following is a description of the valuation methodologies used for investments measured at fair value, including the general classification of such investments pursuant to the fair value hierarchy.

Mutual funds, including those within the brokerage account, are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund and focus on accumulating earnings while maintaining the appropriate level of diversified risk.  The NAV is a quoted price in an active market; therefore, the mutual funds are classified within Level 1 of the fair value hierarchy.

Collective investment trusts are public investment vehicles valued using the NAV provided by the Trustee and focus on stability of maintaining principal and a steady growth of earnings while matching the appropriate level of risk to the type of trust.  The NAV is based on the value of the underlying assets owned by the trust, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is not a quoted price in an active market; therefore, the trusts are classified within Level 2 of the fair value hierarchy.

LNC common stock and common stock within the brokerage accounts are valued at the closing price reported on the last business day of the Plan year on the New York Stock Exchange Composite Listing and are classified within Level 1 of the fair value hierarchy.

The Plan invests in an Unallocated Group Fixed Annuity Contract issued by LNL, who guarantees a fixed interest rate.  The NAV for the investment contracts is $1.  The contract value is derived based on the discounted cash flows as of the balance sheet date.  The investment contracts are classified within Level 3 of the fair value hierarchy.

The money market fund, including the money market fund within the brokerage account, is a public investment vehicle valued using $1 for the NAV.  The money market fund is classified within Level 2 of the fair value hierarchy.

See “Fair Value of Financial Investments, Carried at Fair Value” in Note 4 for additional fair value disclosures.

Adoption of New Accounting Standards

In January 2010, the FASB issued ASU No. 2010-25, “Plan Accounting – Defined Contribution Pension Plans” (“ASU 2010-25”), which requires disclosure and measurement changes related to participant loans.  For reporting purposes, participant loans shall be classified as notes receivable from participants and are no longer subject to fair value measurement disclosure requirements.  In addition, notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  The Plan adopted the amendments in ASU 2010-25 effective January 1, 2010, and has retrospectively applied the amendments throughout the financial statements.

In January 2010, the FASB issued ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”), which required additional disclosure related to the three-level fair value hierarchy.  The Plan adopted the disclosure requirements related to significant transfers in and out of Levels 1 and 2 of the fair value hierarchy effective January 1, 2010.  Effective January 1, 2011, the Plan adopted the remaining disclosure amendments in ASU 2010-06 requiring the Plan to separately present information related to purchases, sales, issuances and settlements in the reconciliation of fair value measurements classified as Level 3, and have included the disclosure in Note 4 for the year ended December 31, 2011.

Future Adoption of Accounting Standards

In May 2011, the FASB issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards” (“ASU 2011-04”), which was issued to create a consistent framework for the application of fair value measurement across jurisdictions.  The amendments include wording changes to GAAP in order to clarify the FASB’s intent about the application of existing fair value measurements and disclosure requirements, as well as to change a particular principle or existing requirement for measuring fair value or disclosing information about fair value measurements.  There are no additional fair value measurements required upon the adoption of ASU 2011-04.  The amendments are effective, prospectively, for interim and annual reporting periods beginning after December 15, 2011.  Early adoption is prohibited.  The Plan adopted the provisions of ASU 2011-04 effective January 1, 2012.  The adoption is not expected to have a material effect on the financial statements of the Plan.

3.  Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets was as follows:

	As of December 31, 2011		As of December 31, 2010
	Shares or Units	Fair Value	Shares or Units	Fair Value
Mutual funds:
Columbia Acorn Z	2,271,307.612	$62,597,238	2,148,742.037	$64,870,522
Delaware Foundation® Moderate Allocation Fund	5,537,885.613	58,923,103	4,320,805.133	46,967,152
American Fund Growth Fund of
America R-5	1,889,268.198	54,184,212	1,871,228.357	56,866,630
Harbor International Growth Institutional (1)	-	-	3,360,713.261	41,572,023
Vanguard Institutional Index	697,643.555	80,256,915	668,822.355	76,921,259

Collective investment trusts:
Delaware Diversified Income Trust	4,202,577.631	62,996,639	4,074,402.180	57,082,375

Common stock - LNC	3,986,504.325	77,417,914	3,773,564.569	104,942,831

Investment contracts - LNL	200,566,746.000	200,566,746	167,535,423.720	167,535,424

(1)
The December 31, 2011, investment balance was less than 5% of the 2011 Plan’s net assets, but is still presented for comparative purposes as the December 31, 2010, investment balance was greater than 5% of the 2010 Plan’s net assets.  Effective January 26, 2011, the Harbor International Growth Institutional Fund was replaced by the MFS International Growth Fund.

The Plan holds investments in investment contracts.  The Plan invests in the Lincoln Stable Value Fund (“Investment Contracts – LNL”), which has a credited interest rate that is based upon the three-year average of the Barclays rate plus 20 basis points and can be changed quarterly.  The average crediting rate for the Investment Contracts – LNL was 3.12% and 3.92% for 2011 and 2010, respectively.  Interest is credited at the same rate for the entire contract value.  The guaranteed minimum interest rate is 3.00%.  The guarantee is based on LNL’s ability to meet its financial obligations from the general assets of LNL.

For the Investment Contracts – LNL, restrictions apply to the aggregate movement of funds to other investment options.  The fair value of the investment contracts approximate contract value.  Participants are allocated interest on the investment contracts based on the average rate earned on all Plan investments in the investment contracts.

The table below describes the net change in unrealized appreciation (depreciation) of investments by category and in the aggregate.

	For the Years Ended
	December 31,
	2011	2010

Mutual funds	$(34,882,222)	$42,529,316
Collective investment trusts	863,785	15,462,013
Common stock - LNC	(32,933,741)	4,242,407
Brokerage account	(964,302)	237,528
Total	$(67,916,480)	$62,471,264

4.  Fair Value of Financial Investments, Carried at Fair Value

See Note 2 for discussions of the methodologies and assumptions used to determine the fair value of the Plan’s investments.

The Plan did not have any assets or liabilities measured at fair value on a nonrecurring basis as of December 31, 2011 or December 31, 2010, and the Plan noted no changes in valuation methodologies between these periods.  In addition, there were no significant transfers between Level 1 or 2 for the year ended December 31, 2011.  However, the Harbor International Growth Institutional Fund (i.e., Level 1) option was removed effective January 26, 2011 and the MFS International Growth Fund (i.e., Level 2) was added beginning January 26, 2011.

The tables below are the Plan’s financial instruments carried at fair value on a recurring basis by the Fair Value Measurements and Disclosures Topic of the FASB ASC hierarchy levels described in Note 2.

	As of December 31, 2011
	Quoted Prices in	Significant	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Total
	(Level 1)	(Level 2)	(Level 3)	Fair Value

Mutual funds:
Conservative	$180,463,163	$-	$-	$180,463,163
Moderate	58,923,103	-	-	58,923,103
Growth	77,631,411	-	-	77,631,411
International	35,460,473	-	-	35,460,473
Collective investment trusts:
Delaware Large Cap Value Trust	-	37,286,171	-	37,286,171
Delaware International Equity Trust	-	1,561,168	-	1,561,168
Delaware SMID Cap Growth Trust	-	28,245,914	-	28,245,914
Delaware Diversified Income Trust	-	62,996,639	-	62,996,639
Delaware Large Cap Growth Trust	-	22,825,896	-	22,825,896
MFS International Growth Fund	-	36,531,784	-	36,531,784
Common stock - LNC	77,417,914	-	-	77,417,914
Investment contracts - LNL	-	-	200,566,746	200,566,746
Money market fund	-	7,833,623	-	7,833,623
Brokerage account	6,913,224	2,962,909	-	9,876,133
Total assets	$436,809,288	$200,244,104	$200,566,746	$837,620,138

	As of December 31, 2010
	Quoted Prices in	Significant	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Total
	(Level 1)	(Level 2)	(Level 3)	Fair Value

Mutual funds:
Conservative	$177,078,577	$-	$-	$177,078,577
Moderate	46,967,152	-	-	46,967,152
Growth	78,698,274	-	-	78,698,274
International	81,889,298	-	-	81,889,298
Collective investment trusts:
Delaware Large Cap Value Trust	-	34,167,626	-	34,167,626
Delaware International Equity Trust	-	1,531,419	-	1,531,419
Delaware SMID Cap Growth Trust	-	25,984,925	-	25,984,925
Delaware Diversified Income Trust	-	57,082,375	-	57,082,375
Delaware Large Cap Growth Trust	-	20,801,008	-	20,801,008
Common stock - LNC	104,942,831	-	-	104,942,831
Investment contracts - LNL	-	-	167,535,424	167,535,424
Money market fund	-	7,499,673	-	7,499,673
Brokerage account	4,869,402	1,343,498	-	6,212,900
Total assets	$494,445,534	$148,410,524	$167,535,424	$810,391,482

The tables below set forth a summary of changes in the fair value of the Plan’s Level 3 investment assets:

For the Years Ended December 31, 2011
		Items Included	Gains (Losses)	Sales,
		in Statement of	in Statement of	Issuances,
		Changes in Net	Net Assets	Maturities,	Transfers In
	Beginning	Assets Available	Available for	Settlements,	or Out of	Ending
	Fair Value	for Benefits	Benefits	Calls, Net	Level 3, net	Fair Value
Investment contracts - LNL	$ 167,535,424	$ -	$ -	$ 33,031,322	$ -	$ 200,566,746

For the Years Ended December 31, 2010
		Items Included	Gains (Losses)	Sales,
		in Statement of	in Statement of	Issuances,
		Changes in Net	Net Assets	Maturities,	Transfers In
	Beginning	Assets Available	Available for	Settlements,	or Out of	Ending
	Fair Value	for Benefits	Benefits	Calls, Net	Level 3, net	Fair Value
Investment contracts - LNL	$ 152,333,309	$ -	$ -	$ 15,202,115	$ -	$ 167,535,424

For the Years Ended December 31, 2009
		Items Included	Gains (Losses)	Sales,
		in Statement of	in Statement of	Issuances,
		Changes in Net	Net Assets	Maturities,	Transfers In
	Beginning	Assets Available	Available for	Settlements,	or Out of	Ending
	Fair Value	for Benefits	Benefits	Calls, Net	Level 3, net	Fair Value
Investment contracts - LNL	$ 122,921,075	$ -	$ -	$ 29,412,234	$ -	$ 152,333,309

The following provides the components of the items included in purchases, issuances, sales, maturities, settlements, calls, net, as reported above:

	For the Years Ended December 31, 2011
	Purchases	Issuances	Sales	Maturities	Settlements	Calls	Total
Investment contracts - LNL	$92,949,533	$-	$(59,880,914)	$-	$(37,297)	$-	$33,031,322

5.  Income Tax Status

The Plan received a determination letter from the IRS dated April 30, 2004, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.  Federal (and most states) income tax is deferred on participants’ pre-tax contributions, the Employer’s contributions and income earned in the Plan until actual distribution or withdrawal from the Plan.  However, the participants’ Roth 401(k) contributions are includable in the participants’ gross income at the time of deferral and must be irrevocably designated as Roth 401(k) contributions.

The Plan Administrator has concluded that as of December 31, 2011, there are no uncertain tax positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to the applicable statute of limitations.

6.  Related Party Transactions

The Plan has investments in LNC common stock and investment contracts with LNL.  The Plan invests in mutual funds and collective investment trusts managed by Delaware Management Holdings, Inc., an affiliate of LNC through January 4, 2010.  Lincoln Alliance, an affiliate of LNC, is the recordkeeper for the Plan.  All fees paid to Lincoln Alliance for its services provided to the plan were paid by LNC.

7.  Concentrations of Credit Risks

As of December 31, 2011, the Plan had investments in LNC common stock and investment contracts with LNL of $77,417,914 and $200,566,746, respectively (9.03% and 23.40% of net assets, respectively).  As of December 31, 2010, the Plan had investments in LNC common stock and investment contracts with LNL of $104,942,831 and $167,535,424, respectively (12.68% and 20.25% of net assets, respectively).  LNC and LNL operate predominately in the insurance and investment management industries.

The Plan invests in various investment securities.  Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported within these financial statements.

8.  Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	As of December 31,
	2011	2010
Net assets available for benefits per the financial statements	$857,276,951	$827,475,504
Amounts allocated to withdrawn participants	(1,048,272)	(152,471)
Difference in realized gain (loss) basis at end-of-year	(3,704,827)	-
Net assets available for benefits per the Form 5500	$852,523,852	$827,323,033

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

	For the Years Ended December 31,
	2011	2010	2009
Distributions to participants per the financial statements	$62,125,498	$55,139,000	$56,371,079
Amounts allocated to withdrawn participants at end of year	1,048,272	152,471	445,135
Amounts allocated to withdrawn participants at end of prior year	(152,471)	(445,135)	(405,959)
Distributions to participants per the Form 5500	$63,021,299	$54,846,336	$56,410,255

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to year-end but not yet paid; however, the financial statements do not reduce assets until paid.

The following is a reconciliation of the reported net appreciation (depreciation) of Common Stock – LNC per the financial statements to the Form 5500:

	For the Years Ended December 31,
	2011	2010	2009
Common Stock - LNC net realized and unrealized
appreciation (depreciation) per the financial statements	$(29,342,905)	$11,836,310	$37,401,229
Common Stock - LNC net realized and unrealized
appreciation (depreciation) per the Form 5500	(25,638,078)	9,990,117	33,336,544
Difference in realized gain (loss) basis	$(3,704,827)	$1,846,193	$4,064,685

The Form 5500 reports the realized gains and losses on common stock as the difference between the proceeds of assets sold during the year and the fair value of those assets at the beginning of the year; however, the financial statements report the realized gains and losses on common stock as the difference between historical cost and fair value.

Supplemental Schedule

LNC Employees' 401(k) Savings Plan
(Formerly Lincoln National Corporation Employees’ Savings and Retirement Plan) Savings and Retirement Plan)

Plan Number: 009
EIN: 35-1140070

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2011

(a)	(b)	(c)		(d)	(e)
		Description of Investment
		Including Maturity Date,
	Identity of Issue, Borrower,	Rate of Interest,			Current
	Lessor or Similar Party	Par or Maturity Value		Cost	Value

	Mutual funds:
	Columbia Acorn Z	2,271,307.612	participation units	**	$62,597,238
	Delaware Foundation® Conservative Allocation Fund	1,032,822.202	participation units	**	9,904,765
	Delaware Foundation® Moderate Allocation Fund	5,537,885.613	participation units	**	58,923,103
	Delaware Foundation® Growth Allocation Fund	1,458,726.281	participation units	**	13,566,154
	Delaware Mid Cap Value I	1,127,973.091	participation units	**	9,881,044
	Dodge & Cox International Stock	1,212,738.471	participation units	**	35,460,473
	American Fund Growth Fund of America R-5	1,889,268.198	participation units	**	54,184,212
	Vanguard Institutional Index	697,643.555	participation units	**	80,256,915
	Vanguard Extended Market Index Institutional	704,225.881	participation units	**	27,704,246
	Total mutual funds				352,478,150

	Collective investment trusts:
	Delaware Large Cap Value Trust	2,839,769.251	participation units	**	37,286,171
	Delaware International Equity Trust	227,907.792	participation units	**	1,561,168
	Delaware SMID Cap Growth Trust	1,801,397.600	participation units	**	28,245,914
	Delaware Diversified Income Trust	4,202,577.631	participation units	**	62,996,639
	Delaware Large Cap Growth Trust	1,655,249.909	participation units	**	22,825,896
	MFS International Growth Fund	396,352.221	participation units	**	36,531,784
	Total collective investment trusts				189,447,572

*	Common stock - LNC	3,986,504.325	shares		77,417,914

*	Investment contracts - LNL	200,566,746	3.12% interest rate (annualized)	**	200,566,746

	Wilmington Trust Money Market Fund W Class	7,833,623	par value	**	7,833,623

	Brokerage account	9,876,133	par value	**	9,876,133

*	Notes receivable from participants	23,235,292	Various loans with interest rates from 4.25% to 9.50% Maturity through November 2031

				-	23,235,292
	Total				$860,855,430

*	Indicates a related party to the Plan.
**	Indicates a participant-directed account. The cost disclosure is not required.

SIGNATURE

THE PLAN:  Pursuant to the requirements of the Securities and Exchange Act of 1934, the Administrator of the LNC Employees’ 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LNC Employees’ 401(k) Savings Plan

By: /s/ George A. Murphy
Date: June 28, 2012	George A. Murphy, Chair, Lincoln National Corporation
Benefits Committee